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F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER

         Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For         Amended Notice of Meeting

                                                                   AIR CANADA
7373 Côte Vertu West, P.O. Box 14000, Saint-Laurent, Quebec, Canada H4Y 1H4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Commission File Number:         0-27096

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):         0-27096         .

C O N T E N T S

1.    Amended Notice of Meeting.

AMENDED NOTICE OF MEETING

April 9, 2003

Securities and Exchange Commission
Division of International
Corporate Finance
Room 3057
450 - 5th Street N.W.
Washington, DC
20549 U.S.A.

RE: AIR CANADA

Dear Sir,

        Please be advised that the Annual General Meeting of Shareholders of Air Canada scheduled for May 13, 2003, has been postponed to a date yet to be determined.

        This amended notice is being forwarded to Canadian Securities Administrators and to The Toronto Stock Exchange.

Yours truly,

(signed)

Johanne Drapeau
Deputy Secretary

S I G N A T U R E S

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIR CANADA Registrant:
By:	/s/ JOHANNE DRAPEAU Johanne Drapeau Deputy Secretary
	Dated:	April 9, 2003

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F O R M 6-K REPORT OF FOREIGN PRIVATE ISSUER
C O N T E N T S
AMENDED NOTICE OF MEETING
S I G N A T U R E S